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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ELITE INFORMATION GROUP, INC.
                           (Name of Subject Company)

                         ELITE INFORMATION GROUP, INC.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   28659M106
                     (CUSIP Number of Class of Securities)

                              Christopher K. Poole
                      Chairman and Chief Executive Officer
                         Elite Information Group, Inc.
                           5100 West Goldleaf Circle
                         Los Angeles, California 90056
                                 (323) 642-5200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                               Patrick S. Bryant
                       Robinson, Bradshaw & Hinson, P.A.
                            1900 Independence Center
                             101 North Tryon Street
                        Charlotte, North Carolina 28246
                                 (704) 377-2536

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         ITEM 1. SUBJECT COMPANY INFORMATION

       The name of the subject company is Elite Information Group, Inc., a Delaware corporation (the "Company" or "Elite"), and the address and telephone number of the principal executive offices of the Company is 5100 West Goldleaf Circle, Los Angeles, California 90056, (323) 642-5200. This Statement relates to the common stock, $.01 par value per share (the "Shares"), of the Company. As of April 4, 2003, there were 7,890,600 Shares outstanding and 1,767,729 Shares subject to options granted pursuant to the Company's Restated 1985 Incentive Stock Option Plan, as amended (the "1985 Plan"), the Company's Amended and Restated 1996 Stock Option Plan (the "1996 Plan"), and certain individual option grant letters (the "Individual Grants").

         ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

       The name, business address, and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

       This Statement relates to the tender offer described in a Tender Offer Statement on Schedule TO dated April 11, 2003 (the "Schedule TO") by Gulf Acquisition Corp., a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of Thomson Legal and Regulatory Inc., and an indirect wholly-owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"), to purchase all of the outstanding Shares at a price of $14.00 per Share, net to seller in cash, without interest (the "Offer Price"), upon the terms and conditions described in the Offer to Purchase dated April 11, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer" and are contained within the Schedule TO). Capitalized terms used herein and not otherwise defined herein have the meanings assigned thereto in the Offer.

       The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares that represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or any applicable foreign antitrust law, having expired or been terminated prior to the expiration of the Offer (the "Regulatory Condition").

       The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 2, 2003, by and among Thomson, the Purchaser, and the Company (the "Merger Agreement"). The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Company will become an indirect wholly-owned subsidiary of Thomson. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by the Purchaser, Thomson, the Company or any of their respective affiliates and other than Shares held by stockholders who have exercised the right (to the extent such right is available by law) to demand and to receive the fair value of such Shares (the "Dissenting Shares") under Section 262 of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law")) will be cancelled and converted into the right to receive from the Surviving Corporation $14.00 in cash, without interest (the "Merger Consideration"). A copy of the Merger Agreement is filed herewith as Exhibit 3 and incorporated herein by reference.

       According to the Schedule TO, the address of the principal executive offices of the Purchaser and Thomson is Metro Center, One Station Place, Stamford, Connecticut 06902.

         ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

       Certain contracts, agreements, arrangements and understandings, and actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Thomson, the Purchaser, or their respective executive officers, directors, or affiliates are described below and in the Information Statement attached hereto as Annex I and incorporated herein by reference.

       MERGER AGREEMENT. A description of the Merger Agreement is contained in the Offer to Purchase, which is filed as Exhibit 1 to this Statement and which description is incorporated herein by reference. The

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Offer to Purchase is being mailed to the Company's stockholders together with this Statement. Such description is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

       STOCKHOLDERS SUPPORT AGREEMENT. On April 2, 2003, each of the directors of the Company, PAR Investment Partners, L.P., Thomson and the Purchaser entered into a Stockholders Support Agreement (the "Stockholders Agreement"). A description of the Stockholders Agreement is contained in the Offer to Purchase, which is filed as Exhibit 1 to this Statement and which description is incorporated herein by reference. Such description is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 4 to this Statement and incorporated herein by reference.

       CONFIDENTIALITY AGREEMENT. On October 7, 2002, West Publishing Corporation, a wholly-owned subsidiary of Thomson ("Thomson-West"), entered into a letter agreement with the Company (the "Confidentiality Agreement"). A description of the Confidentiality Agreement is contained in the Offer to Purchase, which is filed as Exhibit 1 to this Statement and which description is incorporated herein by reference. Such description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 7 to this Statement and is incorporated herein by reference.

       TREATMENT OF STOCK OPTIONS. Pursuant to the Merger Agreement, the Company has agreed to take such actions as may be required, including using its reasonable best efforts to obtain the consent of each holder of options to purchase Shares ("Options") granted under the 1985 Plan, the 1996 Plan, and the Individual Grants, so that at the Effective Time, each then outstanding Option will be cancelled in exchange for the right to receive an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per share exercise price of such Option, to the extent such difference is a positive number. All Options granted under the 1985 Plan and the Individual Grants were vested prior to the date of the Merger Agreement. Options granted under the 1996 Plan that are unvested will vest automatically upon payment for Shares in the Offer, pursuant to the terms of the 1996 Plan. The 1985 Plan, the 1996 Plan and the Individual Grants and any amendments thereto are filed as Exhibits 9-14 to this Statement and are incorporated herein by reference.

       TREATMENT OF EMPLOYEE BENEFIT PLANS. Pursuant to the Merger Agreement, Thomson has agreed to cause the Surviving Corporation to honor, in accordance with their terms, all of the Company's employee benefit plans and employment agreements until the later of the date which is 6 months after the Effective Time or December 31, 2003, to the extent such plans or agreements are not superseded by other plans, agreements, or arrangements. Any such superseding plans, agreements or arrangements shall be at least no less favorable, in the aggregate, to employees and former employees of the Company as the Company's employee benefits plans that are in effect immediately preceding the time of acceptance for payment of Shares in the Offer. The Company's 2000 Employee Stock Purchase Plan (the "ESPP") will be terminated at the Effective Time and the cash balance in each participant's account will be refunded to such participant in accordance with the terms of the ESPP. The ESPP is filed as Exhibit 15 to this Statement and is incorporated herein by reference.

       INDEMNIFICATION. Pursuant to the Merger Agreement, from and after the Effective Time and for a period of six years thereafter, Thomson is required to cause the Surviving Corporation to indemnify (and to be liable for any failure of the Surviving Corporation to indemnify) each person who is now or becomes prior to the Effective Time, or has previously been, a director or officer of the Company or any of its subsidiaries, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that such person is or was an officer or director of the Company or its subsidiaries or matters existing or occurring at or prior to the Effective Time (including the execution of the Merger Agreement and the consummation of the transactions contemplated thereby) to the fullest extent permitted under applicable law. Furthermore, Thomson has agreed to cause the Surviving Corporation to maintain in effect for six years from the Effective Time, the current policies (or other policies that are no less favorable than the current policies) of directors' and officers' liability insurance maintained by the Company for matters existing or occurring at or prior to the Effective Time.

       EMPLOYMENT AGREEMENT WITH CHRISTOPHER K. POOLE. On June 1, 1999, Christopher K. Poole, the Chairman of the Board of Directors and the President and Chief Executive Officer of the Company, entered

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into an employment agreement with the Company (the "1999 Poole Agreement"). The
1999 Poole Agreement is described in Annex I to this Statement. Such description is qualified in its entirety by reference to the 1999 Poole Agreement, a copy of which is filed as Exhibit 16 to this Statement and is incorporated herein by reference. Mr. Poole has entered into a new employment agreement with the Company (the "2003 Poole Agreement") that will supersede the 1999 Poole Agreement (including any right thereunder to receive payments as the result of a change in control of the Company following consummation of the Offer or the Merger) immediately following the time of acceptance for payment of Shares in the Offer. The 2003 Poole Agreement is described in Annex I to this Statement. Such description is qualified in its entirety by reference to the 2003 Poole Agreement, a copy of which is filed as Exhibit 17 to this Statement and is incorporated herein by reference.

       OTHER EMPLOYMENT OR CONSULTING AGREEMENTS. On May 10, 1999, the Company entered into a severance agreement with Barry D. Emerson in connection with Mr. Emerson's employment as the Company's Chief Financial Officer. This agreement is described in Annex I to this Statement and such description is qualified in its entirety by reference to the severance agreement, a copy of which is filed as
Exhibit 18 to this Statement and is incorporated herein by reference. On May 20, 1997, Elite Information Systems, a California corporation and a wholly-owned subsidiary of the Company ("EIS") entered into a Retirement and Post-Employment Agreement with Alan Rich, a director of the Company. This agreement is described in Annex I to this Statement and such description is qualified in its entirety by reference to the Retirement and Post-Employment Agreement and Amendment No. 1 thereto, copies of which are filed as Exhibits 19 and 20 to this Statement and are incorporated herein by reference. On April 19, 2001, EIS entered into a severance agreement and a relocation agreement with Daniel E. Tacone in connection with his employment as Chief Operating Officer of EIS. These agreements are described in Annex I to this Statement and such descriptions are qualified in their entirety by reference to the severance agreement and the relocation agreement, copies of which are filed as Exhibits 21 and 22 to this Statement and are incorporated herein by reference. On June 19, 2001, Law Manager, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("LMI"), entered into a relocation agreement with Montgomery Lunn in connection with his relocation. This agreement is described in Annex I to this Statement and such description is qualified in its entirety by reference to the relocation agreement, a copy of which is filed as Exhibit 23 to this Statement and is incorporated herein by reference.

         ITEM 4. THE SOLICITATION OR RECOMMENDATION

       (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

       (b)     (i)     BACKGROUND

     After a process lasting more than five months, during which the Company and its representatives explored strategic alternatives with three different parties and had discussions with several other parties regarding a possible transaction, on December 14, 1999, the Company entered into an Agreement and Plan of Merger (the "Solution 6 Agreement") with Solution 6 Holdings Limited, a New South Wales, Australia corporation ("Solution 6") and EIG Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Solution 6, providing for a cash tender offer for the Shares at a price of $11.00 per Share, net to the seller in cash, followed by a second step merger at the same price. On May 10, 2000, the Company exercised its right to terminate the Solution 6 Agreement and, consequently, the tender offer and the merger contemplated thereby were abandoned. The Company terminated the Solution 6 Agreement because the Bureau of Competition of the Federal Trade Commission (the "FTC") had advised the parties that it would recommend that the FTC challenge the transaction if the parties continued to pursue the merger.

     On January 30, 2001, Mr. Christopher K. Poole, the Chairman of the Board of Directors and the Company's Chief Executive Officer, was introduced to, and met with, representatives from Thomson at a trade show in New York. Over the next 16 months, Mr. Poole and other representatives of the Company had several meetings and telephone conversations with representatives of Thomson in which they exchanged general information about their businesses and future plans and discussed general areas of potential opportunity for the two companies to market and develop their products jointly.

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     On July 20, 2001, the Company engaged Broadview International LLC
("Broadview") to advise management and the Board of Directors regarding an indication of interest in the Company from a third party (the "First Prospective Buyer"). During the next five and a half months, Broadview contacted four entities, including the First Prospective Buyer, regarding whether any of these parties had a potential interest in a strategic transaction with the Company. Broadview and the Company had some preliminary discussions with two of these entities, including the First Prospective Buyer. Thomson and the Second Prospective Buyer (as defined below) were not among the entities contacted by Broadview during this period.

     On February 1, 2002, the Company terminated its original engagement of Broadview.

     On April 16, 2002, Messrs. Poole and Barry Emerson, Chief Financial Officer of the Company, met with representatives of another entity (the "Second Prospective Buyer") in Los Angeles to provide general business information regarding the Company. On April 17, 2002, Messrs. Poole and Emerson had a telephone conversation with one of the parties initially contacted by Broadview (the "Third Prospective Buyer") regarding the business of the Company generally. At various times from April through July 2002, representatives of the Company were in contact with representatives of the Second Prospective Buyer and the Third Prospective Buyer concerning possible strategic transactions involving the Company. As a result of this process, on July 16, 2002, the Second Prospective Buyer expressed interest in a possible transaction to acquire the stock of the Company for consideration consisting of 75% cash and 25% stock. Discussions with the Third Prospective Buyer did not lead to an expression of interest from such party.

     On May 7, 2002, Messrs. Poole, Emerson and Daniel Tacone, the Chief Operating Officer of EIS, met with Messrs. Michael E. Wilens, President of Thomson-West, Kevin Ritchey, Vice-President, Strategy & Business Development, of Thomson-West, and David Hanssens, Executive Vice President and Chief Strategy Officer of Thomson Legal & Regulatory, at a conference in New Orleans and discussed general information about their businesses and future plans.

     On August 20, 2002, Mr. Poole and Mr. Wilens met at a conference in Boca Raton, Florida. At the meeting, Mr. Wilens indicated that Thomson would possibly be interested in acquiring the Company for a price in the range of $9.00 to $11.00 per Share in cash.

     On September 26, 2002, Thomson retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor in connection with its consideration of a possible business combination transaction with the Company. In September 2002, Thomson also retained Shearman & Sterling to act as its legal counsel in connection with such transaction.

     On October 7, 2002, the Company entered into the Confidentiality Agreement (as defined above) with Thomson-West. Messrs. Wilens and Brian Hall, the President and Chief Executive Officer of Thomson Legal & Regulatory, attended a meeting with Messrs. Poole and Tacone and various members of the Company's management team to discuss the goals and business of the Company.

     On November 6, 2002, the Board of Directors of the Company held a meeting in Conshohocken, Pennsylvania at the offices of LMI. Management reviewed with the Board of Directors, the discussions with Thomson and the Second Prospective Buyer. Representatives of Broadview participated in the meeting via telephone and discussed with the Board of Directors merger and acquisition activity in the Company's market and valuations of other companies in the Company's market.

     On November 18, 2002, Messrs. Poole and Emerson met with representatives of the Second Prospective Buyer at the Company's offices in Los Angeles to discuss their respective businesses and to discuss, in general, terms of a potential business combination. The Second Prospective Buyer indicated that it would consider making an expression of interest in acquiring the Company for $11.25 per Share in cash.

     On November 22, 2002, Mr. Poole received a call from Mr. Wilens during which Mr. Wilens stated that Thomson wanted to move forward with due diligence and discussions to acquire the Company.

     On November 25, 2002, Mr. Poole received a telephone call from representatives of Morgan Stanley during which Morgan Stanley expressed Thomson's preliminary interest in entering into negotiations to acquire all the outstanding Shares for $9.00 per Share. Mr. Poole indicated to Morgan Stanley that the Company would not be interested in a transaction at that price level.

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     On December 2, 2002, Mr. Poole received a written indication of interest from the Second Prospective Buyer expressing the Second Prospective Buyer's interest in acquiring the Company for $11.25 per Share in cash.

     On December 3, 2002, the Company formally engaged Broadview to act as the Company's financial advisor in connection with evaluating the Company's strategic alternatives, including the unsolicited preliminary expressions of interest from Thomson and the Second Prospective Buyer. Representatives of Broadview subsequently held a telephone conference with representatives of Morgan Stanley and indicated that the previous expressions of interest by Thomson were not in a valuation range that would be considered favorably by the Company.

     On December 4 and 5, 2002, Messrs. Poole, Emerson and Tacone met with Messrs. Wilens, Ritchey and Robert Romeo, Senior Vice-President, Finance, of Thomson-West in Los Angeles to discuss the Company's business, including its product lines and certain financial information, as well as Thomson's interest in the Company generally. Representatives from Broadview and Morgan Stanley and Steven Todd, the Company's general counsel, were present at the meetings on December 5, 2002.

     On December 9, 2002, Mr. Poole sent Mr. Wilens general materials regarding the business of the Company. In addition, representatives of Broadview called representatives from the Second Prospective Buyer to indicate that the Company would not be interested in pursuing a business combination at $11.25 per Share in cash, and suggested that the Second Prospective Buyer enter into a nondisclosure agreement with the Company. Broadview also discussed the Second Prospective Buyer's plans for financing the transaction described in its expression of interest.

     On December 11, 2002, Thomson submitted a preliminary non-binding indication of interest stating that Thomson would be interested in entering into negotiations to acquire all the outstanding Shares for $11.00 per Share in cash. Representatives of Morgan Stanley subsequently held a telephone conference with representatives of Broadview on December 12, 2002, during which Broadview informed Morgan Stanley that the Company would not be interested in a transaction at $11.00 per Share.

     Also on December 12, 2002, representatives of Broadview and Messrs. Poole and Matt Devoll, Chief Marketing Officer of EIS, participated in a telephone conference with representatives of the Second Prospective Buyer and its financial advisors to discuss the ability of the Second Prospective Buyer to finance a potential transaction with the Company.

     On December 13, 2002, the Board of Directors held a special telephonic meeting to review the status of ongoing discussions between Broadview, on behalf of the Company, and each of Thomson and the Second Prospective Buyer, and to determine how the Company should proceed. The Board of Directors directed the Company's management to assess the interest of both parties and to work with Broadview to assess the value of the Company as a going concern. Later on December 13, 2002, representatives of Broadview participated in a telephone conference with the Second Prospective Buyer's financial advisors to obtain a detailed analysis of the Second Prospective Buyer's ability to finance a possible transaction with the Company and to suggest that the Second Prospective Buyer enter into a nondisclosure agreement with the Company. Broadview also indicated again that the Second Prospective Buyer's earlier indication of interest in acquiring the Company at $11.25 per Share was not of interest to the Company.

     On December 19, 2002, several members of the senior management of the Company met with several members of the management of Thomson in Los Angeles to discuss certain financial information and other matters regarding the business of the Company. Representatives of Morgan Stanley and Broadview also attended this meeting.

     From December 2002 through January 2003, representatives of the Company and Broadview provided Thomson and the Second Prospective Buyer (after execution of a nondisclosure agreement between the Second Prospective Buyer and the Company on January 3, 2003) with various due diligence materials that Thomson and the Second Prospective Buyer had requested. In addition, representatives of the Company and Broadview participated in various due diligence conference calls with each of Thomson and the Second Prospective Buyer during such period.

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     On January 21, 2003, Mr. Poole received an oral expression of interest from
Mr. Wilens on behalf of Thomson to acquire the Company for $13.00 per Share in cash.

     On January 31, 2003, the Company received a revised written expression of interest from the Second Prospective Buyer to acquire the Company for $13.25 per Share in cash. The Second Prospective Buyer stated that it would expect to sign an exclusivity letter in respect of the period for final due diligence and drafting of definitive documentation, and indicated that it would need to seek funding from a third party in order to finance the transaction described in its expression of interest. The letter also stated that the Second Prospective Buyer was confident it could obtain financing for a possible transaction with the Company. Later that day Broadview called Morgan Stanley requesting a written outline of Thomson's recent expression of interest and indicated that the level of Thomson's earlier oral expression of interest at $13.00 per Share was no longer as interesting to the Company.

     On February 5, 2003, Thomson submitted a revised preliminary non-binding indication of interest stating that Thomson would be interested in entering into negotiations to acquire all of the outstanding Shares for $13.50 per Share in cash. Thomson stated that it would expect the Company to provide a 45-day exclusivity period in order to complete due diligence and negotiate a definitive merger agreement, and sent a proposed exclusivity agreement to the Company.

     On February 7, 2003, the Board of Directors held a regularly scheduled quarterly meeting at the offices of the Company in Los Angeles. Representatives from Broadview were present at the meeting and representatives of Richards, Layton & Finger, P.A., the Company's special Delaware counsel ("Richards Layton"), participated in the meeting by telephone. The Board of Directors discussed the relative merits of the expressions of interest received from Thomson and the Second Prospective Buyer. Broadview presented several analyses regarding the Company's current stand-alone valuation, the Company's historical trading price and volume, and other factors that could affect share appreciation. The Board of Directors discussed the Company's potential to achieve full value as a stand-alone company, current market conditions and the possible risks and rewards of selling the Company at this time versus continuing as a stand-alone entity. Following these discussions, the Board of Directors directed the Company's management to continue discussions with Thomson. Broadview advised Thomson of the Board of Directors' decision to proceed with discussions regarding a possible transaction. Broadview advised the Second Prospective Buyer that the Board of Directors had decided to pursue other alternatives.

     On February 10, 2003, Mr. Poole received a revised expression of interest from the Second Prospective Buyer to purchase the Company for $14.25 per Share in cash. The Second Prospective Buyer stated that they would expect to sign an exclusivity letter by the close of business on February 11, 2003.

     On February 11, 2003, the Board of Directors held a special telephonic meeting, with representatives of Broadview, Richards Layton and Robinson Bradshaw & Hinson P.A., the Company's outside legal counsel ("Robinson Bradshaw") participating via telephone. The Board of Directors considered both expressions of interest and decided to continue discussions with both parties on a nonexclusive basis, pending receipt of a highly confident letter from the Second Prospective Buyer's financing source.

     On February 12, 2003, representatives of Morgan Stanley held a telephone conference with representatives of Broadview during which the Broadview representatives informed Morgan Stanley that the Company had received another indication of interest regarding an acquisition of the Company at a price that was higher than $13.50 per Share. Broadview indicated that in light of this expression of interest, the Board of Directors decided to continue discussions with both prospective buyers on a nonexclusive basis.

     On February 15, 2003, the Board of Directors held a special telephonic meeting (which reconvened on February 17) to discuss the Company's progress in discussions with the prospective buyers. Representatives of Broadview participated in the meeting by telephone. Broadview updated the Board of Directors on the status of discussions with Thomson and the Second Prospective Buyer. After deliberations, the Board of Directors authorized Broadview to continue nonexclusive negotiations with both Thomson and the Second Prospective Buyer. It also authorized Broadview to encourage both prospective buyers to submit their best and final expressions of interest and to encourage the Second Prospective Buyer to obtain a commitment letter for its

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financing for the Board of Directors to consider along with the possible terms of a draft merger agreement. In addition, the Board of Directors directed counsel to draft a form of merger agreement to be delivered to Thomson and the Second Prospective Buyer. The Board of Directors noted that it had not determined whether it would enter into an agreement to be acquired by either party, but that it desired to have both parties' best and final terms, as well as comments on a draft merger agreement, before making that determination.

     On February 21, 2003, Broadview sent Thomson and the Second Prospective Buyer guidelines for completion of due diligence and submission of final proposals, directing Thomson and the Second Prospective Buyer to submit final proposals by March 19, 2003.

     From February 21 through March 2003, Thomson and the Second Prospective Buyer conducted due diligence on the Company, which included reviewing business, legal and financial documents made available in a data room established in the Company's offices in Los Angeles, and discussing issues and questions with the Company's management. In March 2003, the Company delivered a form of merger agreement, which subsequently was supplemented to provide for either a tender offer or a one-step merger at each interested party's election, to each of Thomson and the Second Prospective Buyer for their review and comment.

     On March 19, 2003, the Company received a letter, along with comments on the draft merger agreement, from the Second Prospective Buyer. The documents set forth a potential merger transaction pursuant to which the Second Prospective Buyer would acquire the Company for $14.25 per Share in cash, subject to, among other conditions, the ability of the Second Prospective Buyer to secure financing for the transaction. With regard to the financing contingency, the Second Prospective Buyer provided a copy of a commitment letter from a major financial institution. The financing commitment was subject to a number of conditions, including the following: satisfactory due diligence review of certain materials by the lender; the absence of any material adverse effect on the business, prospects, assets or condition of the Second Prospective Buyer and the Company taken as a whole; the absence of material disruption or adverse change in the syndicated loan markets; minimum thresholds for 12 months trailing earnings before interest, taxes, depreciation and amortization, and total leverage for the Company; and a minimum cash and cash equivalent requirement for the combined businesses of the Second Prospective Buyer and the Company (as well as a separate minimum unrestricted cash balance requirement for the Company and its subsidiaries). Broadview subsequently held a due diligence conference call with the Second Prospective Buyer and its proposed lender regarding the terms of the Second Prospective Buyer's proposed financing.

     On March 21, 2003, the Company received a letter, along with comments on the draft merger agreement, from Thomson. The Thomson proposal contemplated the acquisition of the Company pursuant to a cash tender offer of $14.00 per Share, followed by a second step merger at the same price. Thomson's letter stated that the transaction price would be funded from Thomson's internal resources and that the transaction would not be subject to any financing contingency. Broadview subsequently received confirmation that Thomson's proposal had received the relevant corporate approvals within Thomson.

     On March 26, 2003, the Board of Directors met via telephonic conference to discuss the two revised expressions of interest. The Board of Directors reviewed and discussed the terms of both expressions of interest with Broadview, Robinson Bradshaw, and Richards Layton. The Board of Directors discussed in detail the nature of the Second Prospective Buyer's financing contingency and the potential risks posed by such contingency in the current economic environment. In addition, the Board of Directors considered the totality of each party's comments on the draft merger agreement and concluded that Thomson's comments on the whole, including its comments on the "fiduciary out" provisions and the amount of the proposed termination fee, were more favorable to the Company than the comments on the draft merger agreement by the Second Prospective Buyer. In light of these considerations, the Board of Directors authorized the Company's management and its advisors to continue negotiations with Thomson on a nonexclusive basis regarding the terms of a possible transaction. Following this meeting, Broadview contacted both prospective buyers to advise them of this decision.

     On March 27, 2003, outside counsel for the Second Prospective Buyer contacted Richards Layton to obtain further information regarding the Board of Directors' determination of the previous day, and to discuss whether the Second Prospective Buyer could modify its expression of interest to make the Company more inclined to pursue it. Richards Layton indicated that the Board of Directors had considered many factors, but that price, the closing and execution risks, and the comments on the draft merger agreement appeared to be most significant, and that the Board of Directors would review a revised expression of interest that was improved in one or more of these areas. Later that day, the Second Prospective Buyer sent a letter to the Company stating its willingness to raise its offer price to $14.75 per share in cash and to discuss other issues relating to the draft merger agreement. Specifically, the letter indicated that the Second Prospective Buyer would be willing to pay a "reverse break-up fee" (a concept originally proposed by the Company, but initially rejected by the Second Prospective Buyer in its March 19, 2003 comments on the draft merger agreement) to the Company in the event that the transaction did not close as a result of the financing condition and to discuss the scope of the Second Prospective Buyer's proposed "no shop" provision. By its terms, the letter expired at 10:00 A.M. Pacific time on March 28, 2003.

     After discussing the March 27, 2003 letter from the Second Prospective Buyer with the Company's management, Richards Layton, and Robinson Bradshaw, Broadview contacted the financial advisor for the Second Prospective Buyer to attempt to clarify certain aspects of the revised expression of interest before submitting it to the Board of Directors. In addition, Broadview, Richards Layton and Robinson Bradshaw prepared, and Broadview delivered to the financial advisor of the Second Prospective Buyer, a set of concessions on the draft merger agreement for consideration by the Second Prospective Buyer. Broadview suggested the Second Prospective Buyer consider these concessions in determining whether to further revise its amended expression of interest. Broadview also indicated that the Board of Directors would meet again the following day to consider whatever revised expression of interest the Second Prospective Buyer submitted by that time, and encouraged the Second Prospective Buyer to submit its best and final terms.

     Concurrently, on March 27, 2003, negotiations continued between the Company and Thomson, with Robinson Bradshaw delivering a revised draft merger agreement to Shearman & Sterling. In addition, Morgan Stanley delivered to Broadview a form of stockholders support agreement to which certain stockholders of the Company would be a party providing that such stockholders would tender their shares in an applicable tender offer, grant a proxy to Purchaser to vote in favor of an applicable merger agreement and grant Purchaser an option to purchase their Shares under certain circumstances.

     On March 28, 2003, the financial advisors and outside counsel of the Second Prospective Buyer sent materials in response to Broadview's communications from the preceding day. These materials indicated that the Second Prospective Buyer's proposed price remained at $14.75, subject to the financing contingency, but that the Second Prospective Buyer would be willing to compromise on a number of points in the draft merger agreement.

     Later on March 28, 2003, the Board of Directors met by telephonic conference and was briefed by the Company's management, Broadview, Richards Layton and Robinson Bradshaw on the developments and status of negotiations with both prospective buyers. The Board of Directors discussed the details of the Second Prospective Buyer's revised expression of interest, including its proposed concessions on the draft merger agreement. The Board of Directors also reviewed the status of the Second Prospective Buyer's financing and the contingencies associated with the financing, which had remained unchanged from the original proposal. The Board of Directors considered the Second Prospective Buyer's willingness to pay a reverse break-up fee, as well as the potential impact on the Company if the Second Prospective Buyer failed to close the proposed transaction with the Company due to a failure to obtain financing. The Board of Directors also discussed the greater certainty of closing afforded by the potential transaction with Thomson due to Thomson's available cash resources. The Board of Directors also considered the potential impact of various possible negotiating strategies, including further attempts to negotiate price, on the prospective buyers at this stage of the process. After considering these factors the Board of Directors directed the Company's management and advisors to proceed with negotiations on a nonexclusive basis with Thomson.

     From March 29, 2003 through April 2, 2003, representatives of the Company and Thomson exchanged numerous drafts of, and engaged in extensive negotiations with respect to the terms of, a merger agreement and related documents. On March 30 and March 31, 2003, representatives of Thomson and Shearman & Sterling met with representatives of the Company and Robinson Bradshaw in Charlotte, North Carolina to negotiate the terms of the merger agreement. Richards Layton participated in the negotiations by telephone. During this time, updated financial and other due diligence information was also exchanged and reviewed by the Company and Thomson. Negotiations continued throughout April 1 and 2, 2003.

     On April 2, 2003, the Board of Directors met with its financial and legal advisors to consider the proposed terms of the Offer and the Merger. Robinson Bradshaw reviewed with the Board of Directors the terms of the Merger Agreement and the Stockholders Agreement. Broadview presented its financial analyses and discussed the various factors it had considered in conjunction with that analysis. Broadview then delivered its oral opinion, subsequently confirmed in writing, to the effect that, subject to the various factors and assumptions set forth therein, the Offer Price is fair, from a financial point of view, to holders of Shares. The Board of Directors then reviewed the terms of various proposed or actual agreements or arrangements, including certain matters described in Item 3 above relating to the Company's directors and executive officers. Richards Layton then made a presentation to the Board of Directors regarding its fiduciary duties generally under Delaware law and particularly in a change of control transaction. After further discussions and questions, the Board of Directors approved and adopted the terms of the Merger Agreement and the Stockholders Agreement and the transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer, and vote to adopt the Merger Agreement.

     Late in the evening of April 2, 2003, the Company, Thomson and Purchaser executed the Merger Agreement, and the Company's stockholders who are parties to the Stockholders Agreement, Thomson and Purchaser executed the Stockholders Agreement. The parties promptly issued a joint press release announcing the execution of the Merger Agreement and the Stockholders Agreement.

                (ii)     REASONS FOR THE RECOMMENDATION OF THE BOARD OF
       DIRECTORS

       In making the determinations and recommendations set forth in Item 4(a) above, the Board of Directors considered a number of factors, including, without limitation, the following:

                Management and Advisor Presentations. The Board of Directors considered various presentations by management and financial advisors at Board of Director meetings held on and before April 2, 2003 regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if it were to remain independent.

                Market Price and Premium. The Board of Directors considered the current trading price of the Shares and that the $14.00 Offer Price represents a premium of approximately 52% over the average closing sales prices for the Shares on the NASDAQ National Market for the last 90 days prior to the public announcement of the execution of the Merger Agreement.

                Terms of the Merger Agreement. The Board considered the terms of the Merger Agreement, including that the Merger Agreement permits the Company to (i) furnish information to, and participate in discussions or negotiations with, third parties in response to inquiries, proposals or offers relating to another transaction that the Board of Directors determines in good faith may reasonably be expected to result in a bona fide proposal superior to Thomson's proposal, if the Board of Directors of the Company, after consulting with outside counsel, determines in good faith that such action is required by the fiduciary duties of the Board of Directors to stockholders imposed by Delaware law, and (ii) terminate the Merger Agreement, subject to certain conditions, in order to enter into an agreement in respect of a superior proposal. The Board also considered the termination provisions of the Merger Agreement, which were a condition to Thomson's proposal, providing that Thomson would be entitled to a fee of $3.5 million upon the termination of the Merger Agreement under certain circumstances.

                Availability of Funds. The Board of Directors considered the representation of Thomson and the Purchaser, supported by the due diligence of the Company and its advisors, that Thomson has sufficient funds to permit the Purchaser to consummate the Offer and the Merger.

                Opinion of Financial Advisor. The Board considered the presentations of Broadview and its oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to various factors and assumptions stated therein, the $14.00 in cash to be received by holders of the Shares in the Offer and the Merger was fair to the Company's stockholders from a financial point of view. A copy of the opinion of Broadview, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached hereto as Annex II and filed as Exhibit 6, and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF BROADVIEW CAREFULLY IN ITS ENTIRETY.

                Risks and Contingencies Associated with Second Prospective Buyer's Proposal. The Board considered the Offer and the Merger to be the best reasonably available transaction despite its receipt and consideration of an expression of interest from a second prospective buyer at a price of $14.75 per Share. After considering this other expression of interest in light of current market, economic and geopolitical conditions, and after considering the advice of Broadview, the Board concluded that the financing contingency, along with its attendant due diligence, financial covenant, and financing "market out" conditions, represented an unacceptably high level of risk of consummation relative to the Offer and Merger to justify the pursuit of the additional $0.75 per Share premium.

       The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive. The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board of Directors may have given different weight to different factors.

                (iii)    OPINION OF FINANCIAL ADVISOR

                Pursuant to a letter agreement dated as of December 3, 2002, Broadview was engaged to act as financial advisor to the Company's Board of Directors and to render an opinion to the Board regarding the fairness of the Offer Price, from a financial point of view, to the Company's stockholders. The Company's Board of Directors selected Broadview to act as financial advisor based on Broadview's reputation and experience in the information technology, communication and media sector and the business application software industry in particular. At the meeting of the Company's Board of Directors on April 2, 2003, Broadview delivered its oral opinion that, as of April 2, 2003, based upon and subject to the various stated factors and assumptions, the Offer Price was fair, from a financial point of view, to the Company's stockholders.

       BROADVIEW'S OPINION, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BROADVIEW, IS ATTACHED AS ANNEX II TO THIS STATEMENT. THE COMPANY'S STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE BROADVIEW OPINION CAREFULLY AND IN ITS ENTIRETY. THE BROADVIEW OPINION IS DIRECTED TO THE COMPANY'S BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS OF THE OFFER PRICE FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES AS OF THE DATE OF THE OPINION. THE BROADVIEW OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO HOW TO VOTE OR OTHERWISE ACT WITH RESPECT TO THE OFFER OR THE MERGER. THE SUMMARY OF THE BROADVIEW OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED AS ANNEX II TO THIS DOCUMENT AND INCORPORATED HEREIN BY REFERENCE.

       In connection with rendering its opinion, Broadview has advised the Company that it, among other things:

       - reviewed the terms of the draft of the Merger Agreement furnished to Broadview by Elite legal counsel on April 1, 2003;

       - reviewed certain publicly available financial statements and other information of Elite;

       - reviewed certain financial projections for Elite prepared and provided to Broadview by Elite management;

       - participated in discussions with Elite management concerning the operations, business strategy, financial performance and prospects for Elite;

       - discussed the strategic rationale for the Offer and the Merger with Elite management;

       - reviewed the reported closing prices and trading activity for Elite common stock;

       - compared certain aspects of the financial performance of Elite with other comparable public companies;

       -       reviewed recent equity research analyst reports covering Elite;

       - analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

       - assisted in negotiations and discussions related to the Offer and the Merger among Elite, Thomson and their respective financial and legal advisors; and

       - conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

       In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the Merger Agreement, that was publicly available or furnished to Broadview by Elite management. With respect to the financial projections for Elite examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates as to the future performance of Elite. Broadview also assumed that neither Elite nor Thomson is currently involved in any material transaction as of the date of Broadview's opinion other than the Offer and the Merger, other than publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses.

       Broadview did not make or obtain any independent appraisal or valuation of any of Elite's assets. Broadview's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of April 2, 2003 and any change in such conditions since that date would require a reevaluation of Broadview's opinion.

       The following is a brief summary of some of the sources of information and valuation methodologies Broadview has advised the Company it employed in rendering its opinion. These analyses were orally presented to the Elite Board of Directors at its meeting on April 2, 2003 and delivered with the written opinion on April 4, 2003. This summary does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

       In reviewing these analyses, it should be recognized that no company utilized in a comparables analysis is identical or directly comparable to Elite, nor is any transaction utilized in a comparables analysis identical or directly comparable to the Offer and the Merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the business application software industry's performance and general economic conditions, many of which are beyond the control of Elite or Thomson. Accordingly, a purely mathematical analysis, such as determining the average, median, or range based on such comparable companies or comparable transactions, is not in itself a meaningful method of using comparable data.

Elite Stock Performance Analysis. Broadview examined the weekly historical volume and trading prices of Elite common stock. Broadview also compared the recent stock performance of Elite with that of the NASDAQ Composite and the Elite Comparable Index. The Elite Comparable Index is comprised of public companies that Broadview deemed comparable to Elite. Broadview selected vertically-focused business application software companies with revenue between $20 million and $150 million for the last reported twelve months. The Elite Comparable Index consists of the following companies: EPIQ Systems, Inc.; Mediware Information Systems, Inc.; SS&C Technologies, Inc.; VitalWorks, Inc.; Sanchez Computer Associates, Inc.; Tyler Technologies, Inc.; iManage, Inc.; Timberline Software Corporation; Pegasystems, Inc.; Niku Corporation; Manatron, Inc.; and Corillian Corporation.

Public Company Comparable Analysis. Broadview considered ratios of market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Elite with publicly available information for the companies comprising the Elite Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on equity research analyst reports. Broadview used multiples derived from the median of the multiples calculated for the public company comparables used in valuing Elite.

       The following table presents, as of April 1, 2003, the median multiples and the range of multiples for the Elite Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) or share price divided by selected operating metrics:

                                              Median Multiple   Range of Multiples
                                              ---------------   ------------------
Total Market Capitalization to Last Twelve
  Months Revenue                                   0.86           0.26 --  7.72
Total Market Capitalization to Last Twelve
  Months Earnings Before Interest and Taxes       12.54           6.91 -- 23.57
Share Price to Diluted Earnings Per Share         24.89           9.57 -- 34.17
Total Market Capitalization to Projected
  Calendar Year 2003 Revenue                       0.82           0.24 --  4.24
Share Price to Projected Calendar Year 2003
  Diluted Earnings Per Share                      17.14           9.47 -- 26.47

       The following table presents, as of April 1, 2003, the median implied per share values and the range of implied per share values of Elite's common stock, calculated by using the multiples shown above and the appropriate Elite operating metric:

                                              Median Multiple   Range of Multiples
                                              ---------------   ------------------
Total Market Capitalization to Last Twelve
  Months Revenue                                  $11.31         $5.51 -- $78.44
Total Market Capitalization to Last Twelve
  Months Earnings Before Interest and Taxes       $11.79         $7.82 -- $19.56
Share Price to Diluted Earnings Per Share         $13.09         $5.03 -- $17.97
Total Market Capitalization to Projected
  Calendar Year 2003 Revenue                      $12.19         $5.69 -- $50.71
Share Price to Projected Calendar Year 2003
  Diluted Earnings Per Share                      $14.61         $8.07 -- $22.57

Transaction Comparables Analysis. Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that they considered similar to the Offer and the Merger. Broadview selected these transactions by choosing transactions from January 1, 2002 through April 1, 2003 involving sellers in the business application software industry with revenues between $20 million and $150 million for the last reported twelve months. Broadview used multiples derived from the median of the multiples calculated for the transactions used in valuing Elite. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

A.L.I. Technologies, Inc. by McKesson Corporation;
Silicon Energy Corporation by Itron, Inc.;
InSystems Technologies, Inc. by The Standard Register Company;
Micro General Corporation by Fidelity National Information Solutions, Inc.; Eclipse, Inc. by Intuit, Inc.;
Caminus Corporation by SunGard Data Systems, Inc.;
H.T.E., Inc. by SunGard Data Systems, Inc.;
Infinium Software, Inc. by SSA Global Technologies, Inc.;
Printcafe Software, Inc. by Electronics For Imaging, Inc.;
Prophet 21, Inc. by Thoma Cressey Equity Partners, Inc. and LLR Partners, Inc.; Accelio Corporation by Adobe Systems, Inc.;

Deltek Systems, Inc. by deLaski Family;
Tiburon, Inc. by CompuDyne Corporation;
Kewill Systems Plc (Enterprise Resource Planning Division) by Exact Holdings
N.V.;
Frontstep, Inc. by MAPICS, Inc.;
Extensity, Inc. by Geac Computer Corporation; and
Industri-Matematik Int'l Corporation, Inc. by Symphony Technology Group.

       The following table presents, as of April 1, 2003, the median multiple and the range of multiples of Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) divided by the appropriate operating metrics in the last reported twelve months prior to acquisition for the transactions listed above:

                                              Median Multiple   Range of Multiples
                                              ---------------   ------------------
Adjusted Price to Last Reported Twelve
  Months Revenue                                   1.20           0.01 --  8.97
Adjusted Price to Last Reported Twelve
  Months Earnings Before Interest and Taxes        9.88           6.72 -- 44.07

       The following table presents, as of April 1, 2003, the median implied per share value and the range of implied per share values of Elite's common stock, calculated by multiplying the multiples shown above by the appropriate Elite operating metric for the twelve months ended December 31, 2002:

                                    Median Implied Value   Range of Implied Values
                                    --------------------   -----------------------
Adjusted Price to Last Reported
  Twelve Months Revenue                    $14.71             $3.03 -- $90.66
Adjusted Price to Last Reported
  Twelve Months Earnings Before
  Interest and Taxes                       $ 9.91             $7.68 -- $34.02

Transaction Premiums Paid Analysis. Broadview considered the premiums paid above a seller's share price in order to determine the additional value strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving software vendors from January 1, 2001 to April 1, 2003 with equity consideration between $50 million and $500 million. Transactions were selected from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries.

     The software transactions used are the acquisition of:

Credit Management Solutions, Inc. by The First American Corporation;
Caminus Corporation by SunGard Data Systems, Inc.;
eshare communications, Inc. by divine, Inc.;
Allaire Corporation by Macromedia, Inc.;
Talarian Corporation by TIBCO Software, Inc.;
CrossWorlds Software, Inc. by International Business Machines Corporation; Innoveda, Inc. by Mentor Graphics Corporation;
New Era of Networks, Inc. by Sybase, Inc.;
SignalSoft Corporation by Openwave Systems, Inc.;
Landmark Systems Corporation by Allen Systems Group, Inc.;
SilverStream Software, Inc. by Novell, Inc.;
Simplex Solutions, Inc. by Cadence Design Systems, Inc.;
Sequoia Software Corporation by Citrix Systems, Inc.;
Prophet 21, Inc. by Thoma Cressey Equity Partners, Inc. and LLR Partners, Inc.; Genomica Corporation by Exelixis, Inc.;
Sunquest Information Systems, Inc. by Misys Plc;
Mechanical Dynamics, Inc. by MSC.Software Corporation;
Interact Commerce Corporation by Sage Group Plc;

ONTRACK Data International, Inc. by Kroll, Inc.;
Infinium Software, Inc. by SSA Global Technologies, Inc.;
Vicinity Corporation by Microsoft Corporation;
Resonate, Inc. by GTG Acquisition Corporation;
H.T.E., Inc. by SunGard Data Systems, Inc.;
InterTrust Technologies Corporation by Fidelio Acquisition Company, LLC; Deltek Systems, Inc. by deLaski Family;
Inktomi Corporation by Yahoo!, Inc.;
A.L.I. Technologies, Inc. by McKesson Corporation;
Micro General Corporation by Fidelity National Information Solutions, Inc.; Momentum Business Applications, Inc. by PeopleSoft, Inc.;
OTG Software, Inc. by Legato Systems, Inc.;
SkillSoft Corporation by SmartForce Plc.; and
Broadbase Software, Inc. by Kana Communications, Inc.

       The following table presents, as of April 1, 2003, the median premium and the range of premiums for these transactions calculated by dividing

(1) the offer price per share minus the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

(2) the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction:

                                              Median Multiple   Range of Multiples
                                              ---------------   ------------------
Premium Paid to Seller's Stock Price 1
  Trading Day Prior to Announcement               47.7%         (14.8%) -- 260.0%
Premium Paid to Seller's Stock Price 20
  Trading Days Prior to Announcement              71.4%         (55.1%) -- 433.2%

       The following table presents the median implied value and the range of implied values of Elite's stock, calculated by using the premiums shown above and Elite's share price 20 trading days and one trading day prior to April 2, 2003:

                                    Median Implied Value   Range of Implied Values
                                    --------------------   -----------------------
Premium Paid to Seller's Stock
  Price 1 Trading Day Prior to
  Announcement                             $14.75             $8.51 -- $35.96
Premium Paid to Seller's Stock
  Price 20 Trading Days Prior to
  Announcement                             $16.95             $4.44 -- $52.74

Present Value of Projected Share Price Analysis. Broadview calculated the present value of potential future share prices of Elite common stock on a standalone basis using management revenue and diluted earnings per share projections for the twelve months ending December 31, 2003 discounted to April 2, 2003. Broadview calculated the implied share price using the median operating metric multiple for the public company comparables applied to management estimates and discounted based on the Capital Asset Pricing Model ("CAPM"), with the risk implied by the past stock performance of the Elite public company comparables.

                                    Median Implied Value   Range of Implied Values
                                    --------------------   -----------------------
Implied Share Price Based on
  Projected 12/31/03 Diluted
  Earnings Per Share                       $19.32             $9.92 -- $26.78
Implied Share Price Based on
  Projected 12/31/03 Revenue               $13.09             $3.77 -- $28.13

Consideration of the Discounted Cash Flow Methodology. While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of its opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as Elite, with very limited intermediate and long-term visibility, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given management's inability to develop reliable long-term forecasts and the uncertainty in forecasting the product mix, operating performance, future cash flows and sustainable long-term growth rate for Elite, Broadview considered a discounted cash flow analysis inappropriate for valuing Elite.

       In connection with the review of the Offer and the Merger by the Elite Board of Directors, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the Offer and the Merger.

       The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

       In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Elite or Thomson. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The Offer Price and Merger Consideration and other terms of the Merger Agreement were determined through arm's length negotiations between Elite and Thomson, and were approved by the Elite Board of Directors. Broadview provided advice to the Elite Board of Directors during such negotiations; however, Broadview did not recommend that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. In addition, Broadview's opinion and presentation to the Elite Board was one of many factors taken into consideration by the Elite Board in making its decision to approve the transaction. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Elite Board with respect to the value of Elite or of whether the Elite Board would have been willing to agree to a different consideration.

       Upon consummation of the Merger, Elite will be obligated to pay Broadview a transaction fee of approximately $2,100,000. Elite has already paid Broadview a commitment fee of $50,000 and a fairness opinion fee of $250,000. The commitment fee and the fairness opinion fee will be credited against the transaction fee payable by Elite upon completion of the Merger. In addition, Elite has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Elite and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between Elite and Broadview, and the Elite Board of Directors was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the Merger and dependent on the consideration payable in the Merger and the Offer.

       (c)     INTENT TO TENDER

       To the best knowledge of the Company, (i) all of its executive officers, directors, affiliates and subsidiaries presently intend to tender all of their Shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons.

         ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

       Broadview has been retained by the Company to act as the Company's exclusive financial advisor with respect to the Offer and the Merger. Pursuant to an engagement letter with Broadview dated December 3, 2002, the Company has agreed to pay Broadview a transaction fee equal to approximately $2,100,000 for its services. The Company has also agreed to reimburse Broadview for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Broadview and certain related parties against certain liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Broadview and its affiliates may actively trade the debt and equity securities of the Company and

Thomson for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

       Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained, or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf concerning the Offer or the Merger.

         ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

       (a) Except as set forth in Item 3 above, there have been no transactions in Shares which were effected during the past 60 days by the Company, or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

         ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

       Except as set forth in this Statement, the Company is not engaged in any other negotiations in response to the Offer that relate to (i) any tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend policy, or indebtedness or capitalization of the Company.

       Except as described in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to one or more of the matters referred to in the preceding paragraph.

         ITEM 8. ADDITIONAL INFORMATION

       (a) AMENDMENT TO RIGHTS AGREEMENT. On April 2, 2003, the Company entered into the Third Amendment to Rights Agreement (the "Rights Amendment") between the Company and Equiserve Trust Company, N.A., as Rights Agent, to provide that certain provisions of the Company's Rights Agreement would not be triggered by the execution and delivery of the Merger Agreement, the Stockholders Agreement, the making of the Offer or the consummation of the Merger. A description of the Rights Amendment is contained in the Offer to Purchase, which is filed as Exhibit 1 to this Statement and which is incorporated herein by reference. This description of the Rights Amendment is qualified in its entirety by reference to the Rights Amendment, a copy of which is filed as Exhibit 8 to this Statement and is incorporated herein by reference.

       (b) DELAWARE GENERAL CORPORATION LAW. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. For a description of Section 203 and its application to the Offer and the Merger, see the Offer to Purchase, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

       Under the Delaware General Corporation Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the Delaware General Corporation Law, a significantly longer period of time will be required to effect the Merger. After acceptance for payment and payment for Shares by the Purchaser pursuant to the Offer, the Purchaser will own enough Shares of the Company to adopt the Merger Agreement without the affirmative vote of any other stockholder.

       Stockholders of the Company may have the right to demand and receive the fair value of their Shares under Section 262 of the Delaware General Corporation Law in connection with the Merger. However, such rights are not available in the Offer. For a description of these appraisal rights, see the Offer to Purchase, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

       (c) REGULATORY APPROVALS. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States

Department of Justice and the FTC, and certain waiting period requirements have been satisfied. For a description of the HSR Act and its application to the Offer and the Merger, see the Offer to Purchase, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

       (d) PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS. The information statement attached hereto as Annex I is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

         ITEM 9. EXHIBITS

Exhibit 1*    --   Offer to Purchase, dated April 11, 2003 (incorporated by
                   reference to Exhibit (a)(1) to the Schedule TO, filed by the
                   Purchaser with the Securities and Exchange Commission (the
                   "SEC") on April 11, 2003).

Exhibit 2*    --   Form of Transmittal Letter, dated April 11, 2003
                   (incorporated by reference to Exhibit (a)(2) to the Schedule
                   TO, filed by the Purchaser with the SEC on April 11, 2003).

Exhibit 3     --   Agreement and Plan of Merger dated April 2, 2003 by and
                   among Thomson, the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K/A, filed with the SEC on April 8, 2003).

Exhibit 4     --   Stockholders Agreement dated as of April 2, 2003 by and
                   among Thomson, the Purchaser, Christopher K. Poole, Roger
                   Noall, William G. Seymour, Arthur G. Epker III, Alan Rich,
                   David A. Finley and PAR Investments Partners, L.P.
                   (incorporated by reference to Exhibit 99.3 to the Company's
                   Current Report on Form 8-K, filed with the SEC on April 3,
                   2003).

Exhibit 5*    --   Letter to Stockholders of the Company dated April 11, 2003.

Exhibit 6*    --   Opinion of Broadview International LLC dated April 2, 2003
                   (included as Annex II to this Statement).

Exhibit 7     --   Confidentiality Agreement between West and the Company,
                   dated October 7, 2002 (incorporated by reference to Exhibit
                   (d)(4) to the Schedule TO, filed by the Purchaser with the
                   SEC on April 11, 2003).

Exhibit 8     --   Third Amendment to Rights Agreement dated April 2, 2003
                   (incorporated by reference to Exhibit 99.2 to the Company's
                   Current Report on Form 8-K, filed with the SEC on April 3,
                   2003).

Exhibit 9     --   Restated 1985 Incentive Stock Option Plan dated June 12,
                   1985 (incorporated by reference to Exhibit 10.1 to the
                   Company's Registration Statement on Form S-1, SEC File No.
                   33-46672)

Exhibit 10    --   Amendment No. 1 to Restated 1985 Incentive Stock Option Plan
                   dated February 25, 1993 (incorporated by reference to
                   Exhibit 10.2 to the Company's Annual Report on Form 10-K for
                   the fiscal year ended January 31, 1993).

Exhibit 11    --   Amendment No. 2 to Restated 1985 Incentive Stock Option Plan
                   dated February 17, 1994 (incorporated by reference to
                   Exhibit 10.16 to the Company's Transition Report on Form
                   10-K for the eleven months ended December 31, 1994).

Exhibit 12    --   Amendment No. 3 to Restated 1985 Incentive Stock Option Plan
                   dated May 15, 1995 (incorporated by reference to Exhibit
                   10.4 to the Company's Quarterly Report on Form 10-Q for the
                   quarter ended September 30, 1995).

Exhibit 13    --   Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Company's Notice of Annual Meeting of
                   Stockholders and definitive Proxy Statement filed April 2,
                   2002, SEC File No. 000-20034).

Exhibit 14#   --   Stock Option Agreement between the Company and David A.
                   Finley dated as of June 24, 1993

Exhibit 15    --   2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on
                   Form S-8, SEC File No. 333-42906).

Exhibit 16    --   Employment Agreement between the Company and Christopher K.
                   Poole dated June 6, 1999 (incorporated by reference to
                   Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q
                   for the quarter ended June 30, 1999)

Exhibit 17    --   Employment Agreement between the Company and Christopher K.
                   Poole dated April 10, 2003 (incorporated by reference to
                   Exhibit (d)(3) to the Schedule TO, filed by the Purchaser
                   with the SEC on April 11, 2003)

Exhibit 18    --   Severance Agreement between the Company and Barry D. Emerson dated as of May 10, 1999 (incorporated by reference to
                   Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q
                   for the quarter ended June 30, 1999)

Exhibit 19    --   Retirement and Post-Employment Agreement dated May 20, 1997 between Elite Information Systems, Inc. and Alan Rich
                   (incorporated by reference to Exhibit 10.20 to the Company's
                   Annual Report on Form 10-K for the year ended December 31,
                   1999)

Exhibit 20    --   Amendment No. 1 to Retirement and Post-Employment Agreement
                   dated as of September 30, 2000 between Alan Rich and Elite
                   Information Systems, Inc. (incorporated by reference to
                   Exhibit 10.16 to the Company's Annual Report on Form 10-K
                   for the year ended December 31, 2000)

Exhibit 21    --   Severance Agreement dated April 19, 2001 between Elite
                   Information Systems, Inc. and Daniel E. Tacone (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit 22    --   Relocation Agreement and accompanying Promissory Note dated
                   April 19, 2001 between Elite Information Systems, Inc. and
                   Daniel E. Tacone (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year
                   ended December 31, 2002)

Exhibit 23    --   Relocation Agreement and accompanying Promissory Note dated
                   June 19, 2001 between Law Manager, Inc. and Montgomery Lunn
                   (incorporated by reference to Exhibit 10.23 to the Company's
                   Annual Report on Form 10-K for the year ended December 31,
                   2001)

---------------------

*       Included in the materials sent to stockholders of the Company.

# This Exhibit is substantially identical to agreements with the following individuals, except for dates, number of shares and option price as follows: (1) Bruce Anderson, June 24, 1993, 10,000 shares at an option price of $7.75 and February 17, 1994, 10,000 shares at an option price of $11.25; (2) David Finley, May 21, 1990, 10,000 shares at an option price of $3.14 and November 21, 1991, 10,000 shares at an option price of $4.75; (3) George Lawrence McTavish, June 24, 1993, 10,000 shares at an option price of $7.75 and February 17, 1994, 10,000 shares at an option price of $11.25; and (4) John A. Tate, Jr., May 21, 1990, 10,000 shares at an option price of $3.14, November 21, 1991, 10,000 shares at an option price of $4.75, and June 24, 1993, 10,000 shares at an option price of $3.14.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         ELITE INFORMATION GROUP, INC.

                                         By:   /s/ CHRISTOPHER K. POOLE
                                          --------------------------------------
                                             Name: Christopher K. Poole
                                             Title: Chairman and Chief Executive
                                             Officer

Date: April 11, 2003

                                                                         ANNEX I

                         ELITE INFORMATION GROUP, INC.
                      5100 WEST GOLDLEAF CIRCLE, SUITE 100
                         LOS ANGELES, CALIFORNIA 90056
                             ---------------------

                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER
                             ---------------------

       This Information Statement is being mailed on or about April 11, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Elite Information Group, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

       Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 11, 2003. The Offer is scheduled to expire at 12:00 midnight on Thursday, May 8, 2003, New York City time, unless extended, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has agreed with the Company that it will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. The consummation of the Offer and the Merger pursuant to the terms of the Merger Agreement would result in a change of control of the Company.

       The information contained in this Information Statement concerning Thomson and the Purchaser has been furnished to the Company by Thomson and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

         GENERAL

       The common stock, $0.01 par value per share (the "Common Stock"), is the only class of voting stock of the Company outstanding. As of April 4, 2003, there were outstanding and entitled to vote 7,890,600 shares of Common Stock, each of which is entitled to one vote. As of April 4, 2003, an additional 1,767,729 shares of Common Stock are issuable pursuant to outstanding options, 1,694,395 of which options have exercise prices lower than the Offer Price. For information regarding the ownership of the Common Stock by holders of more than five percent of the outstanding shares and by the management of the Company, see "Security Ownership of Certain Beneficial Owners and Management."

       The Company's Certificate of Incorporation provides that its Board of Directors shall be divided into three classes, such classes to be as nearly equal in number as possible, and that each year the holders of its Common Stock shall elect the members of one of the three classes to serve three-year terms of office. The number of directors is currently fixed by resolution of the Board of Directors at six, divided into three classes of two directors each. Currently, there are six members of the Board of Directors.

RIGHT TO DESIGNATE DIRECTORS

       The Company has agreed in the Merger Agreement that, promptly upon the acceptance for payment of, and payment for, any shares of Common Stock by the Purchaser pursuant to the Offer, Thomson shall be entitled to designate such number of directors, rounded up to the next whole director, on the Board of Directors of the Company as will give Thomson representation on the Board of Directors equal to at least that number of directors that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Thomson and the Purchaser (including any shares of Common Stock accepted for payment in the Offer) bears to the number of shares of Common Stock then outstanding, except that until the Effective Time of the Merger, the Board of Directors shall include at least one (and the Company shall use its reasonable best efforts to ensure there are at least two) directors (the "Independent Directors") who are neither designated by or otherwise affiliated with Thomson, nor employed by the Company. The Merger Agreement provides that if one of the Independent Directors ceases to serve as a director for any reason prior to the Effective Time, Thomson and the Company shall use commercially reasonable efforts to cause the Board of Directors to appoint or have elected as his replacement an individual designated by the remaining Independent Director. The Company has agreed at such time to take any and all action needed to cause the Purchaser's designees to be appointed to the Board of Directors.

       The Company's obligations to appoint Thomson's designees to the Board pursuant to the Merger Agreement are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company has agreed to promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Merger Agreement and to include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule to fulfill such obligations.

PURCHASER'S DESIGNEES

       Pursuant to the terms of the Merger Agreement, it is expected that the Purchaser's designees will take office as directors of the Company upon the Purchaser's acceptance for payment of, and payment for, shares of Common Stock representing at least a majority of the outstanding shares of the Company (on a fully diluted basis) in the Offer.

       The Purchaser has advised the Company that its designees will be the persons described in the following table and has provided the information below regarding such individuals. The Purchaser has advised the Company that it shall designate such persons to the extent which it is entitled in the order listed in the following table and shall designate such persons under the appropriate class of director as required by the Company's bylaws. The following table sets forth each designee's name, age, present occupation or employment, material occupations, positions, offices and employments thereof for each of the past five years. None of the designees currently serves on the board of directors of any public company.

                                                   Present Principal Occupation or Employment;
                 Name and Age                   Material Positions Held during the Past Five Years
----------------------------------------------  --------------------------------------------------
Brian H. Hall, Age 55                           Chief Executive Officer of the Purchaser since
                                                March 2003. Mr. Hall is the Executive Vice
                                                President of Thomson and President and Chief
                                                Executive Officer of Thomson Legal and Regulatory
Dennis J. Beckingham, Age 55                    Chief Financial Officer of the Purchaser since
                                                March 2003. Mr. Beckingham is the Executive Vice
                                                President and Chief Financial and Operations
                                                Officer of Thomson Legal and Regulatory
Michael E. Wilens, Age 49                       President of the Purchaser since March 2003. Mr.
                                                Wilens is President of Thomson West. Prior to his
                                                appointment as President of Thomson West in 2000,
                                                Mr. Wilens served as Executive Vice President and
                                                Chief Technology Officer for West Group and
                                                Thomson.
Edward A. Friedland, Age 46                     Director, Vice President and Secretary of the
                                                Purchaser since March 2003. Mr. Friedland is the
                                                Vice President and Deputy General Counsel of
                                                Thomson.

                                                   Present Principal Occupation or Employment;
                 Name and Age                   Material Positions Held during the Past Five Years
----------------------------------------------  --------------------------------------------------
Marc E. Gold, Age 31                            Director and Assistant Secretary of the Purchaser
                                                since March 2003. Mr. Gold has been Senior Counsel
                                                of Thomson since January 2003. Prior to joining
                                                Thomson, Mr. Gold was an attorney at the law firm
                                                of Akin Gump Strauss Hauer & Feld LLP.

       The Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Purchaser has also advised the Company that none of the persons listed in the table above is a director of, or holds any position with, the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, the Purchaser has also advised the Company that none of the persons listed in the table above beneficially owns any equity securities, or rights to acquire any equity securities, of the Company. The election of the Purchaser's designees will be accomplished at a meeting or by written consent of the Board.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

HOLDERS OF MORE THAN FIVE PERCENT BENEFICIAL OWNERSHIP

       The following table sets forth the names and addresses of, and the number and percentage of shares beneficially owned by, the persons known to the Company to beneficially own five percent or more of the Company's outstanding Common Stock as of April 4, 2003:

Name and Address                                              Amount and Nature of   Percent of
of Beneficial Owner                                           Beneficial Ownership    Class(1)
-------------------                                           --------------------   -----------
PAR Investment Partners, L.P.                                      1,220,300(2)         15.5%
One Financial Center
Suite 1600
Boston, Massachusetts 02111
Ironwood Capital Management, LLC, et al.                             916,800(3)         11.6%
21 Custom House Street
Boston, Massachusetts 02109
Dimensional Fund Advisors Inc.                                       584,800(4)          7.4%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401
William G. Seymour                                                   445,622(5)          5.6%
5100 West Goldleaf Circle, Suite 100
Los Angeles, California 90056

---------------------

(1)     Based on 7,890,600 shares of Common Stock outstanding as of April 4,
        2003.

(2) Based upon an amended Schedule 13D of PAR Capital Management, Inc. ("PAR Capital"), PAR Group, L.P. ("PAR Group") and PAR Investment Partners, L.P. ("PIP"), dated on or about May 17, 2000. Arthur G. Epker III, a director of the Company, is a Vice President of PAR Capital and may be deemed to be a controlling stockholder of PAR Capital. PAR Capital is a Delaware S Corporation and the sole general partner of PAR Group. The principal business of PAR Capital is to act as the general partner of PAR Group. PAR Group is a Delaware limited partnership and the sole general partner of PIP. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account. PIP is a Delaware limited partnership and its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account. Mr. Epker disclaims beneficial ownership of such shares. In addition, Mr. Epker's wife owns 10,000 shares of the Company's Common Stock through an Individual Retirement Account. Mr. Epker also disclaims beneficial ownership of such shares.

(3) Based on a Schedule 13G of Ironwood Capital Management, LLC, Warren J. Isabelle, Richard L. Droster and Donald Collins filed with the SEC on March 14, 2003. Ironwood Capital Management, LLC filed this Schedule 13G in its capacity as an investor advisor, and the other reporting persons filed in their respective capacities with the parent holding company of Ironwood Capital Management, LLC. All persons reported shared voting power over 661,800 shares and shared dispositive power over 916,800 shares.

(4) Based upon a Schedule 13G/A of Dimensional Fund Advisors Inc. filed with the SEC on February 12, 2003 by Dimensional Fund Advisors Inc. on behalf of certain clients for which it is the investment advisor or manager. Dimensional Fund Advisors Inc. disclaims beneficial ownership of these shares.

(5) Includes 11,000 options to purchase shares of Company Common Stock, which options are or become exercisable within 60 days.

        BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

       The following table sets forth with respect to each current member of the Board of Directors and each executive officer of the Company (i) his name and age, (ii) his business experience for at least the past five years, including principal occupation, and all positions and offices with the Company, (iii) his directorships in other publicly held companies, if any, and (iv) his term of service as a director or executive officer, as applicable.

                                                                                        Executive
                                            Principal Occupation and         Director    Officer
            Name and Age                  Certain Other Directorships         Since       Since
------------------------------------  ------------------------------------   --------   ---------
Arthur G. Epker III, Age 40           Vice President, PAR Capital              1999
                                      Management, Inc.(1)
David A. Finley, Age 70               Treasurer (retired) of International     1990
                                      Business Machines Corporation;
                                      Consultant and Private Investor(2)
Roger Noall, Age 68                   Executive, Retired, KeyCorp(3)           1996
                                      Director: Alleghany Corp. and The
                                      Victory Portfolios and The Victory
                                      Variable Insurance Funds
Christopher K. Poole, Age 45          Chairman of the Board, President and     1999       1999
                                      Chief Executive Officer, Elite
                                      Information Group, Inc.(4)
Alan Rich, Age 48                     Co-Founder and non-employee              1999
                                      Chairman, Elite Information Systems,
                                      Inc.(5)
William G. Seymour, Age 61            President, Primax Properties, LLC(6)     1981
                                      Director: First Trust Bank
Barry D. Emerson, Age 45              Vice President, Treasurer and Chief                 1999
                                      Financial Officer(7)
Daniel Tacone, Age 47                 Chief Operating Officer, Elite                      2001
                                      Information Systems, Inc.(8)

                                                                                        Executive
                                            Principal Occupation and         Director    Officer
            Name and Age                  Certain Other Directorships         Since       Since
------------------------------------  ------------------------------------   --------   ---------
Montgomery Lunn, Age 48               Chief Operating Officer, Law                        2001
                                      Manager, Inc.(9)

---------------------

(1) Mr. Epker has been a Vice President of PAR Capital, an investment management firm, since July 1992.

(2) Mr. Finley served as Executive Vice President and Chief Financial Officer of the Company from January 1996 to July 1997 and again served as Executive Vice President on a temporary basis from mid-September 1997 to mid-November 1997. Prior to joining the Company, Mr. Finley worked as a consultant and was a private investor and the President, between 1992 and 1999, of Investment Management Partners, Inc., an investment management firm. Since leaving the Company, Mr. Finley has resumed his work as a consultant and private investor. From September 1959 until his retirement in December 1989, Mr. Finley was employed by International Business Machines Corporation, where, from September 1986 until his retirement Mr. Finley served as Treasurer.

(3) Mr. Noall served as Senior Executive Vice President and Chief Administrative Officer of KeyCorp from March 1, 1994 to December 31, 1996 and served in the additional positions of General Counsel and Secretary of KeyCorp from September 1, 1995 to June 14, 1996. Prior to March 1, 1994, Mr. Noall served as Vice Chairman of the Board and Chief Administrative Officer of Society Corporation (banking). Mr. Noall joined KeyCorp on that date upon the merger of Society Corporation and KeyCorp.

(4) Mr. Poole has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company since May 1999. From May 1995, until May, 1999, Mr. Poole served as Chief Operating Officer of Elite Information Systems, Inc., a wholly owned operating subsidiary of the Company ("EIS"), and since January 1998 he has served as the President of EIS. From November 1989 to May 1995, Mr. Poole was the Director of Technology and Executive Director of Latham & Watkins, a law firm based in Los Angeles, California.

(5) Mr. Rich is the co-founder of EIS and served as President of EIS from January 1982 until his retirement in December 1997. Since that time, Mr. Rich has continued to provide services as a consultant to EIS and as a director and non-employee Chairman of EIS.

(6) Mr. Seymour has served as President of Primax Properties, LLC, a real estate investment company, since his retirement from the Company in January 1995. Mr. Seymour, a co-founder of the Company, has served as Vice Chairman of the Board from June 1993 to May 1999 and from September 1985 to November 1989 and as Secretary of the Company from June 1993 to May 1996. Mr. Seymour also served as Senior Vice President of the Company from November 1989 to June 1993.

(7) Mr. Emerson has served as Vice President, Treasurer and Chief Financial Officer of the Company since May 1999. Prior to joining the Company, Mr. Emerson served as Vice President and Corporate Controller for Wyle Electronics, an Irvine, California based electronics distributor, from 1983 to 1998.

(8) Mr. Tacone became Chief Operating Officer of EIS in 2001. Prior to becoming Chief Operating Officer of EIS, Mr. Tacone was Vice President of Sales for EIS from 1990 until 2001.

(9) Mr. Lunn is Chief Operating Officer of Law Manager, Inc., a wholly owned subsidiary of the Company ("LMI"). Mr. Lunn was Vice President of Corporate Development/Marketing for EIS from 1994 until 2001.

       The classes in which the directors serve are as follows:

          CLASS I                    CLASS II                    CLASS III
          -------                    --------                    ---------
   Christopher K. Poole           David A. Finley                Alan Rich
        Roger Noall             William G. Seymour          Arthur G. Epker III

       The term of office of each of the Class I directors expires at the 2003 annual meeting of stockholders; the term of office of each of the Class II directors expires at the 2004 annual meeting of stockholders; and the term of office of each of the Class III directors expires at the 2005 annual meeting of stockholders or in each case until their respective successors shall be duly elected and qualified to serve. There are no family relationships among the executive officers or directors of the Company.

       The Company, Thomson and the Purchaser have agreed pursuant to the Merger Agreement that, following the election or appointment of Thomson's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension of time for performance under the Merger Agreement by Thomson or Purchaser or any waiver of compliance with any agreements or conditions for the Company's benefit or any other action which adversely affects the Company's stockholders (other than Thomson or Merger Sub) will require the affirmative vote of a majority of Independent Directors.

       It is contemplated that the following directors, to the extent that additional vacancies will be required to appoint the Purchaser's designees, shall, in the order listed below, resign from the Board of Directors upon the Purchaser's acceptance for payment of shares of Common Stock pursuant to the
Offer:

       Christopher K. Poole
       Alan Rich
       David A. Finley
       William G. Seymour
       Roger Noall
       Arthur G. Epker III

BOARD MEETINGS -- COMMITTEES OF THE BOARD

       The Board of Directors held eight meetings during the year ended December 31, 2002. In addition to regular and special meetings of the Board, the Board confers with management by conference call from time to time. During 2002, all directors attended at least 75% of the total number of meetings of the Board of Directors and the total number of meetings of committees of the Board on which such director served, except that Roger Noall was not present at one meeting of the Audit Committee.

       The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for executive officers of the Company and administers the Company's 1996 Stock Option Plan and the 2000 Employee Stock Purchase Plan; an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent accountants; and a Nominating Committee, which recommends nominees for the Board of Directors and advises the Board on other matters of organizational structure and corporate governance. Messrs. Noall and Epker currently serve on the Compensation Committee. Messrs. Finley, Noall and Seymour currently serve on the Audit Committee. Messrs. Noall and Epker serve on the Nominating Committee. During the year ended December 31, 2002, the Compensation Committee met four times and the Audit Committee met eight times. The Nominating Committee met one time. The Company's bylaws prescribe the procedure a stockholder must follow to make nominations for director candidates or to propose any business to be considered at an annual meeting. Stockholder nominations for director or other proposals will be considered at an annual meeting if the stockholder delivers to the Secretary of the Company at its principal executive offices, no less than 60 nor more than 90 days prior to the meeting (or in the event that public disclosure of the date of the annual meeting is first made less than 70 days in advance of the meeting date, no later than the close of business on the tenth day after public disclosure of the date of the annual meeting is made), a written notice setting forth the information specified in the Company's bylaws. Any stockholder desiring a copy of the Company's bylaws will be furnished one without charge upon written request to the Secretary of the Company at 5100 West Goldleaf Circle, Suite 100, Los Angeles, California 90056.

COMPENSATION OF DIRECTORS

     Upon adoption of the 1996 Stock Option Plan on June 25, 1996, each director who was not also an officer or employee of the Company on that date (i.e., Mr. Finley) was granted options to purchase 5,000 shares of Common Stock at the fair market value of the shares on that date. In addition, under the 1996 Stock Option Plan as currently in effect, any individual who is not an employee or officer of the Company and who is first elected to the Board after June 25, 1996 (i.e., Messrs. Epker, Noall and Rich) receives upon the date of such election an option to purchase 5,000 shares of Common Stock at an exercise price per share equal to the fair market value of a share of Common Stock on such date. The 1996 Stock Option Plan further provides for awards of options to outside directors to purchase 5,000 shares of Common Stock on January 5th of each year beginning on January 5, 2003. In the event that the total exercise price of such options for 5,000 shares exceeds $100,000, the number of shares purchasable under such option are to be reduced so that the total exercise price of the options granted equals $100,000, and in the event that the number of shares authorized under the 1996 Stock Option Plan are not sufficient to make an award to outside directors, options for the remaining authorized shares shall be awarded pro rata to the outside directors then entitled to receive such options. All such options awarded to non-employee directors under the 1996 Stock Option Plan currently become exercisable over a period of three years, with 33 1/3% of the total award becoming exercisable on each of the next three anniversaries of such grant.

       The Company pays its non-employee directors a fee of $2,500 for each directors' meeting attended and pays an additional $500 fee to each member of the Audit Committee and Compensation Committee for each committee meeting attended. No fee is paid for telephonic meetings. Directors are reimbursed for travel and lodging expenses.

BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT

       The following table sets forth as of April 4, 2003, the beneficial ownership of Common Stock by each director and executive officer named in the Summary Compensation Table below and by all directors and executive officers as a group.

                                                             Shares Beneficially
                                                                   Owned(1)
                                                             --------------------
                 Name of Beneficial Owner                      Number     Percent
-----------------------------------------------------------  ----------   -------
Arthur G. Epker III                                          1,241,300(2)  15.7%
David A. Finley                                                  87,666     1.1%
Roger Noall                                                      45,100       *
Christopher K. Poole                                            242,249     3.0%
Alan Rich                                                        11,000       *
William G. Seymour                                              445,622     5.6%
Barry D. Emerson                                                 46,462       *
Daniel Tacone                                                    90,494     1.1%
Montgomery Lunn                                                  49,817       *
All directors and executive officers as a group (9 in
  number)                                                     2,259,710    26.8%

---------------------

 *      Less than one percent.

(1) Included in the calculation of the number of shares of Common Stock owned beneficially are the following shares subject to options exercisable on April 4, 2003, or within 60 days thereafter by the directors and executive officers indicated and by all the directors and executive officers as a group: Mr. Epker -- 11,000 shares; Mr.
        Finley -- 87,666 shares; Mr. Noall -- 11,000 shares; Mr. Poole -- 232,666 shares; Mr. Rich -- 11,000 shares; Mr. Seymour -- 11,000 shares; Mr. Emerson -- 44,999 shares; Mr. Tacone -- 81,499 shares; Mr.
        Lunn -- 47,999 shares; and all members of the group -- 538,829 shares.

(2) Mr. Epker is a Vice President of PAR Capital Management, Inc. ("PAR Capital") and may be deemed to be a controlling stockholder of PAR Capital. Accordingly, Mr. Epker may be deemed to beneficially own shares of Common Stock owned by Par Capital, PAR Group, L.P. ("PAR Group") and PAR Investment Partners, L.P. ("PIP"). See footnote (2) to the table under "Securities Ownership of Certain Beneficial Owners and Management." PAR Capital is a Delaware S Corporation and the sole general partner of PAR Group. The principal business of PAR Capital is to act as the general partner of PAR Group. PAR Group is a Delaware limited partnership and the sole general partner of PIP. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account. PIP is a Delaware limited partnership and its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account. Mr. Epker disclaims beneficial ownership of such shares. In addition, Mr. Epker's wife owns 10,000 shares of the Company's Common Stocks through an Individual Retirement Account. Mr. Epker also disclaims beneficial ownership of such shares.

             EXECUTIVE OFFICERS, COMPENSATION AND OTHER INFORMATION

       The following table sets forth a summary, for fiscal years ended December 31, 2002, December 31, 2001, and December 31, 2000, of the compensation of Mr. Poole, Mr. Emerson, Mr. Tacone and Mr. Lunn, the Company's executive officers as of December 31, 2002.

                           SUMMARY COMPENSATION TABLE

                                                                                  Long-Term
                                 Annual Compensation                         Compensation Awards
                              -------------------------    Other Annual     Securities Underlying      All Other
Name and Principal Position   Year   Salary    Bonus($)   Compensation($)        Options(#)         Compensation($)
----------------------------  ----   -------   --------   ---------------   ---------------------   ---------------
Christopher K. Poole          2002   350,000   125,000                              25,000               8,250(1)
Chairman and                  2001   325,000   307,500                              25,000               4,218(1)
Chief Executive Officer       2000   300,000    75,000                              50,000               5,000(1)
Barry D. Emerson              2002   190,000    25,000                              10,000               6,731(1)
Vice President, Treasurer     2001   170,000    73,800                              10,000               3,258(1)
and Chief Financial Officer   2000   160,000    20,000                              25,000               5,250(1)
Daniel Tacone(2)              2002   275,000    75,000                              15,000               7,020(1)
Chief Operating Officer,      2001   275,000   144,000        66,811(3)             50,000                 210(1)
Elite Information Systems,
  Inc.
Montgomery Lunn(2)            2002   200,000    30,000                              10,000               8,250(1)
Chief Operating Officer,      2001   200,000    60,000        50,000(4)             10,000               8,775(1)
Law Manager, Inc.

---------------------

(1) Represents matching contributions made by the Company under the Company's 401(k) retirement plan.

(2)       Mr. Tacone and Mr. Lunn became executive officers in 2001.

(3) Amount represents $47,811 in relocation expenses and $19,000 in living expenses associated with Mr. Tacone's relocation to Los Angeles.

(4) Amount represents relocation expenses associated with Mr. Lunn's relocation to Pennsylvania.

       The following table sets forth certain information concerning grants of stock options during the year ended December 31, 2002, to the executive officers named in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                              Potential Realizable
                             Number     % of Total                              Value At Assumed
                               of        Options                             Annual Rates of Stock
                           Securities   Granted to   Exercise                Price Appreciation for
                           Underlying   Employees    or Base                      Option Term
                            Options     in Fiscal     Price     Expiration   ----------------------
          Name             Granted(#)      Year       ($/Sh)       Date       5%($)         10%($)
-------------------------  ----------   ----------   --------   ----------   --------      --------
Christopher K. Poole         25,000(1)    10.37       $6.49      7/25/12     $102,000      $258,500
Barry D. Emerson             10,000(1)     4.15       $6.49      7/25/12     $ 40,800      $103,400
Daniel Tacone                15,000(1)     6.22       $6.49      7/25/12     $ 61,200      $155,100
Montgomery Lunn              10,000(1)     4.15       $6.49      7/25/12     $ 40,800      $103,400

---------------------

(1) These options are currently 100% unvested, and will vest over 3 years in annual installments of 33.33% beginning on July 25, 2003.

       The following table sets forth certain information with regard to stock options held at December 31, 2002, by each of the executive officers named in the Summary Compensation Table. No options were exercised by any of the executive officers named in the Summary Compensation Table in the year ended December 31, 2002.

                              FY-END OPTION VALUES

                                            Number of Securities       Value of Securities Underlying
                                           Underlying Unexercised         Unexercised in-the-Money
                                            Options at FY-End(#)            Options at FY-End($)
                 Name                    Exercisable/Unexercisable      Exercisable/Unexercisable(1)
--------------------------------------  ----------------------------   ------------------------------
Christopher K. Poole                           232,666/58,334                $812,665/$137,835
Barry D. Emerson                                44,999/25,001                 $138,315/$58,985
Daniel Tacone                                   64,832/56,668                $196,736/$183,654
Montgomery Lunn                                 47,999/25,001                 $182,764/$58,985

---------------------

(1) The fair market value used for computations in this column was $9.25, which was the closing market price of the Company's Common Stock on December 31, 2002.

                EMPLOYMENT, SEVERANCE AND CONSULTING AGREEMENTS

       The following are summaries of certain provisions of employment, severance and consulting agreements between the Company and its executive officers and directors identified below. These summaries are qualified in their entirety by reference to the text of these agreements, which are incorporated by reference herein and copies of which have been filed with the Securities and Exchange Commission as exhibits to the various filings listed in the Exhibit Index to the Company's Schedule 14D-9.

       Existing Employment Agreement of Christopher K. Poole. On June 1, 1999, the Company entered into an employment agreement with Christopher K. Poole with respect to his service as the Chief Executive Officer of the Company. The employment agreement has an initial term of one year and renews automatically for successive one-year terms. The Company may terminate Mr. Poole's employment under the agreement at any time. If the Company terminates Mr. Poole's employment other than for "cause" (as defined in the agreement) or as the result of his permanent disability, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to twice his then-current annual salary (less applicable tax withholding). If such termination occurs as a result of a change in control of the Company or within two years after a change in control, the Company is also obligated to pay to Mr. Poole the larger of the proportionate amount of any incentive bonus that would otherwise be payable to Mr. Poole for the year in which his employment is terminated (based on the number of days elapsed in the year) or the amount of his incentive bonus paid for the prior year. Consummation of the Offer pursuant to the Merger Agreement would constitute a change in control under the employment agreement.

       If the Company terminates Mr. Poole's employment as the result of his permanent disability, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to his then-current annual salary (less applicable tax withholding) plus the proportionate amount of any incentive bonus that would otherwise be payable to Mr. Poole for the year in which his employment is terminated (based on the number of days elapsed in the year). In addition, the Company would be obligated to pay for continued health insurance coverage for Mr. Poole and his dependents for 18 months following a termination of his employment for disability.

       The agreement provides that if Mr. Poole resigns due to a failure of the Company to comply with a material term of the agreement that is not cured within 30 days after written notice of the failure is given to the Company, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to twice his then-current annual salary (less applicable tax withholding). In addition, if Mr. Poole resigns following a change in control of the Company accompanied by a termination of his authority equivalent to that of the senior executive of the Company, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to twice his then-current annual salary (less applicable tax withholding) plus the larger of the proportionate amount of any incentive bonus that would otherwise be payable to him for the year in which his employment is terminated (based on the number of days elapsed in the year) or the amount of his incentive bonus paid for the prior year. Mr. Poole shall be considered to be the senior executive of the Company if the Company is acquired and becomes part of another entity if Mr. Poole remains the senior executive of the division, subsidiary or entity carrying on the business conducted by the Company prior to the acquisition. In addition, if Mr. Poole resigns for any reason after the first anniversary of a change in control but before the second anniversary of a change in control, the Company is obligated to pay to him (following receipt of a general release from Mr. Poole) a lump-sum amount equal to one and one-half times his then-current annual salary (less applicable tax withholding).

       The agreement provides that Mr. Poole's annual salary will be $300,000, which amount may be increased with the approval of the Compensation Committee of the Company's Board of Directors. The Compensation Committee voted to increase Mr. Poole's annual salary to $350,000 in 2002. In addition, Mr. Poole is to be eligible to participate in incentive bonuses and other compensation plans approved by the Board of Directors or the Compensation Committee. Mr. Poole is also eligible to participate in other benefit plans made available to employees and to receive perquisites as agreed upon from time to time. Mr. Poole is also entitled to four weeks paid vacation. If he elects to purchase long-term care or personal disability insurance coverage, the Company shall pay one half of the premiums, up to $2,500 per year, and the Company will continue to pay such amount following termination of Mr. Poole's employment due to permanent disability so long as he continues COBRA insurance coverage.

       The agreement contains a covenant restricting Mr. Poole from engaging in certain activities in competition with the Company for a period of one year following the termination of his employment for any reason. The covenant applies to competitive activities in the United States, Canada and the United Kingdom. In addition, Mr. Poole agreed not to disclose confidential and proprietary information of the Company without the Company's consent and to return copies of any such information in his possession upon the termination of his employment.

     New Employment Agreement of Christopher K. Poole. On April 10, 2003, the Company entered into a new employment agreement (the "2003 Poole Agreement") with Mr. Poole to provide for his continued employment following consummation of the Offer. Capitalized terms not otherwise defined in this summary of the Poole Agreement will have the meanings ascribed to such terms in the Poole Agreement. The Poole Agreement provides that Mr. Poole will serve as President and General Manager of the NAL Software Business Unit of the Surviving Corporation (the "NAL Unit") during a two-year term that is to commence as of the date upon which the Offer (as defined in the Merger Agreement) is consummated (the "Effective

Date"). The 2003 Poole Agreement will supersede Mr. Pole's existing employment agreement as of the Effective Date, including any right thereunder to receive payments as the result of a change of control of the Company following consummation of the Offer or the Merger.

     Pursuant to the Poole Agreement, Mr. Poole will receive an annual base salary of $325,000 (subject to annual review and merit increases) and will be eligible to earn an annual bonus of up to 200% of his base salary (with a target bonus amount equal to 100% of his base salary), based on the achievement of certain performance objectives. Mr. Poole is also eligible to earn a retention performance award of up to $800,000 (with a target amount equal to $400,000), based on the achievement of certain performance objectives during the period commencing at the Effective Time and ending on the last day of the 2004 plan year. Mr. Poole will also be entitled to a one-time integration bonus of $75,000, payable on the 90th day following the Effective Date, provided that certain objectives relating to the integration of the business of the Company with the business of Thomson are satisfied. Mr. Poole will be entitled to participate in retirement, medical, disability, long-term care and life insurance plans applicable to senior executives of the NAL Unit. If Mr. Poole's employment is terminated without Cause, and where such termination is not the result of Mr. Poole's death or disability, Mr. Poole is entitled to a lump sum payment equal to the sum of (i) one and one-half times his then-current annual salary, (ii) the amount of medical, dental and vision benefits the Company would have contributed on behalf of Mr. Poole and his dependents had he remained employed for an additional 18 months, (iii) a pro-rated amount of Mr. Poole's annual target bonus for the year of termination, and (iv) any unpaid portion of the target amount of the retention performance award (in no event less than $400,000) and he will also be entitled to outplacement assistance for a maximum amount of $20,000. If Mr. Poole terminates his employment for Good Reason, he is entitled to the same lump sum payment that he is entitled to in the event his employment is terminated without Cause, except that he is not entitled to the unpaid portion of the target amount of the retention performance award. Mr. Poole is bound by a covenant not to compete with the business of the Company (or any of its affiliates) for one year after termination of his employment for any reason, anywhere in the United States, Canada, or the United Kingdom. In addition, Mr. Poole is bound by a covenant not to solicit employees or customers of the Company (or any of its affiliates) for one year after termination of his employment for any reason.

       Barry D. Emerson. On May 10, 1999, the Company entered into a severance agreement with Barry D. Emerson in connection with Mr. Emerson's employment as the Company's Chief Financial Officer. Pursuant to the agreement, Mr. Emerson is employed "at will" by the Company and may be terminated at any time for any reason. If the Company terminates Mr. Emerson's employment other than for "cause" (as defined in the agreement), the Company is obligated to pay to him (following receipt of a general release from Mr. Emerson) a lump-sum amount equal to his then-current annual salary (currently $190,000), (less applicable tax withholding). In addition, the Company would be obligated to pay for continued health insurance coverage for Mr. Emerson for 12 months following a termination of his employment.

       Alan Rich. Since his retirement as President of Elite Information Systems, Inc. ("EIS") on December 31, 1997, Mr. Rich has provided EIS with consulting services as an independent contractor pursuant to a Retirement and Post-Employment Agreement dated May 20, 1997, as amended, between Mr. Rich and EIS. Pursuant to this agreement, Mr. Rich is obligated to provide such consulting services as requested by EIS from time to time through December 31, 2003, unless either party terminates the agreement effective December 31, 2002, with 90 days' advance written notice. EIS pays Mr. Rich an annual fee of $100,000 in consideration of such services. In addition, the agreement contains covenants restricting Mr. Rich from engaging in certain activities in competition with EIS. In exchange for these covenants not to compete, EIS is obligated to pay Mr. Rich a total of $100,000 annually. Under the agreement, Mr. Rich also has agreed not to disclose confidential and proprietary information of EIS. Pursuant to the agreement, EIS paid Mr. Rich a total of $200,000 in 2002.

       Daniel Tacone. On April 19, 2001, EIS entered into a severance agreement with Daniel E. Tacone in connection with Mr. Tacone's employment as EIS's Chief Operating Officer. Pursuant to the agreement, Mr. Tacone is employed "at will" by EIS and may be terminated at any time for any reason. If EIS terminates Mr. Tacone's employment other than for "cause" (as defined in the agreement), EIS is obligated to pay to him a lump-sum amount equal to his then-current annual salary (currently $275,000), less applicable tax withholding, plus a pro rata amount of his target annual incentive bonus amount. On April 19, 2001, EIS also entered into an agreement with Mr. Tacone in connection with his relocation whereby EIS provided a loan of $44,500 to Mr. Tacone to cover expenses related to the sale of his home. The loaned amount will be subject to repayment by Mr. Tacone, without interest, in certain circumstances as provided in the agreement. The amount that may become due from Mr. Tacone will be decreased by 20% on April 19 of each year, beginning in 2002, until the amount is reduced to zero. Should Mr. Tacone voluntarily terminate his employment with EIS prior to April 19, 2006, the then current amount due from Mr. Tacone shall become immediately due and payable.

       Montgomery Lunn. On June 19, 2001, LMI entered into an agreement with Mr. Lunn, in connection with his relocation, whereby LMI provided a loan of $25,000 to Mr. Lunn to cover expenses related to the sale of his home. The loaned amount will be subject to repayment by Mr. Lunn, without interest, in certain circumstances as provided in the agreement. The amount that may become due from Mr. Lunn will be decreased by 20% on June 19 of each year, beginning in 2002, until the amount is reduced to zero. Should Mr. Lunn voluntarily terminate his employment with LMI prior to June 19, 2006, the then current amount due from Mr. Lunn shall become immediately due and payable.

                               PERFORMANCE GRAPH

       The following graph compares the Company's cumulative total shareholder return for five fiscal years through the end of the most recent fiscal year, December 31, 2002, assuming the investment on December 31, 1997, of $100 in Common Stock, along with the cumulative total returns of a broad-based equity market index -- the Center for Research in Securities Prices (CRSP) Total Return Index for the Nasdaq Stock Market (U.S. Companies) -- and of a published industry peer index -- the CRSP Nasdaq Computer & Data Processing Services
Index -- over the same period assuming the investment on December 31, 1997, of $100 in securities that are the components of these indices.

                              [Performance Graph]

                                             1997      1998      1999      2000      2001      2002
                                             ----      ----      ----      ----      ----      ----
Elite Information Group                      100        23       111        47       129        96
Nasdaq U.S.                                  100       141       262       157       125        86
Nasdaq Computer & Data Processing            100       178       392       181       145       100

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

       Decisions on compensation of the Company's executive officers generally are made by the Compensation Committee of the Board. Set forth below is a report of the Board's Compensation Committee addressing the Company's compensation policies for 2002 for its executive officers.

OBJECTIVES AND POLICIES

       Over the past year, the Committee's policy in compensating executive officers has been to align the interest of the executives with the interests of shareholders and the strategic goals established by the Board of Directors, and to ensure that compensation and benefits are at levels and in a form that enable the Company to motivate and retain its executives. It is the policy of the Committee to make a significant portion of executive compensation dependent upon corporate performance, including the success of the Company in meeting its financial goals.

       The Committee also believes it is essential that the Committee retain the flexibility to evaluate not only the performance of the individual executive officer in furthering the Company's strategic goals and the Company's performance as a whole, but also the overall performance of the individual executive officer. The Committee relies on subjective evaluation as well as objective goals in setting and adjusting base salary of the Chief Executive Officer and other executive officers and in awarding bonuses and other incentive compensation.

BASE SALARIES; OPTIONS; ANNUAL BONUSES

       Salary levels for executive officers are evaluated annually. Adjustments are based on salaries for prior years, the general trend of executive salaries nationally, individual performance, and internal comparisons. Mr. Poole is currently employed pursuant to an employment agreement that establishes his minimum level of salary at $300,000. Mr. Poole's salary for 2002 was set by the Committee at $350,000. Mr. Emerson's, Mr. Tacone's and Mr. Lunn's salaries are not established by employment agreements. The Committee increased Mr. Emerson's base salary from $170,000 to $190,000 in 2002. Mr. Tacone's salary remained at $275,000 in 2002, and Mr. Lunn's salary remained at $200,000 in 2002.

       In determining bonus plans for executives for 2002, the Committee set specific financial goals for each of the executives with approximately half of any bonus amount to be determined based on the achievement of such goals and the balance of the potential bonus amount to be determined by the Committee using its subjective assessment of the overall contribution of the individual executive officers including evaluation of whether the executive accomplished previously established non-financial goals.

       In determining the bonus to be awarded to Mr. Poole and Mr. Emerson for 2002, the Committee compared the Company's 2002 financial performance to the goals previously set by the Committee and assessed Mr. Poole's and Mr. Emerson's overall contribution. The Committee determined that Mr. Poole would receive no bonus based on the Company's 2002 financial performance. After assessing Mr. Poole's overall contribution to the Company, the Committee awarded Mr. Poole a bonus of $125,000 based on such contribution. The Committee determined that Mr. Emerson would receive no bonus based on the Company's 2002 financial performance. After assessing Mr. Emerson's overall contribution to the Company, the Committee awarded Mr. Emerson a bonus of $25,000 based on such contribution.

       In determining the bonus to be awarded to Mr. Tacone for 2002, the Committee compared the 2002 financial performance of EIS to the goals previously set by the Committee and assessed Mr. Tacone's overall contribution to EIS. The Committee determined that Mr. Tacone would receive no bonus based on EIS's 2002 financial performance. After assessing Mr. Tacone's overall contribution to EIS, the Committee awarded Mr. Tacone a bonus of $75,000 based on such contribution.

       In determining the bonus to be awarded to Mr. Lunn for 2002, the Committee compared the 2002 financial performance of Law Manager, Inc. ("LMI") to the goals previously set by the Committee and assessed Mr. Lunn's overall contribution to LMI. The Committee determined that Mr. Lunn would receive no bonus based on LMI's financial performance for 2002. After assessing Mr. Lunn's overall contribution to LMI, the Committee awarded Mr. Lunn a bonus of $30,000 based on such contribution.

       As part of the Committee's desire to align the interests of executives with those of shareholders, stock options are, from time to time, awarded to executives. In July of 2002, the Committee granted options covering 25,000 shares to Mr. Poole, options covering 15,000 shares to Mr. Tacone and options covering 10,000 shares each to Mr. Emerson and Mr. Lunn.

TAX POLICY

       Section 162(m) of the Internal Revenue Code limits deductions for certain executive compensation in excess of $1 million. Certain types of compensation, including compensation pursuant to stock option plans, are deductible only if performance criteria are specified in detail and are contingent on stockholder approval of the compensation arrangement. The Committee also anticipates that certain option awards may be made as incentive stock options for which the Company generally would not be able to claim a deduction for compensation expense. In addition, compensation expense arising under option awards made from January 1996 to February 1998 during the terms of service of William G. Seymour and Robert J. Levenson on the Committee may not qualify for the exemption from
Section 162(m) due to Mr. Seymour's prior service as an officer of the Company and the level of transactions between Mr. Levenson's employer, First Data Corp., and the Company. While the Committee will consider deductibility under Section 162(m) with respect to future compensation arrangements with executive officers, deductibility will not be the sole factor used in ascertaining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that the Company may authorize compensation arrangements under which payments may not be deductible under Section 162(m). The Committee believes that due to the level of current salary and maximum cash bonus compensation of its executive officers, and anticipated levels of future stock option awards, the Company will be able to claim full deductibility of amounts paid under existing executive compensation arrangements to the extent otherwise permitted by law.

                                         For the Compensation Committee:

                                         Roger Noall
                                         Arthur G. Epker III

                           AUDIT COMMITTEE DISCLOSURE

       The Board of Directors maintains an Audit Committee comprised of three directors, and has adopted a written charter for the Audit Committee. The Board of Directors and the Audit Committee believe that all members of the Audit Committee are "independent directors" within the meaning of applicable Nasdaq rules.

REPORT OF THE AUDIT COMMITTEE

       Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted accounting principles in the United States and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

       In this context, the Audit Committee has reviewed and discussed with management and the independent accountants the audited financial statements as of and for the year ended December 31, 2002. The Audit Committee has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received from the independent accountants the written disclosures and letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and its management. The Audit Committee also has considered whether the independent accountants' provision of non-audit services to the Company is compatible with the accountant's independence.

       Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on SEC Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission.

       Audit Committee:

       David A. Finley, Chairman
       Roger Noall
       William G. Seymour

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

       Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.

       Executive officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2002, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with, except that one report with respect to one transaction by Mr. Tacone was filed late and two reports with respect to two transactions by Mr. Lunn (which were ultimately reported on the same report) were filed late.

                                                                        ANNEX II

                                                                   APRIL 2, 2003

                                (BROADVIEW LOGO)                    CONFIDENTIAL

Board of Directors
Elite Information Group, Inc.
5100 West Goldleaf Circle, Suite 100
Los Angeles, CA 90056

Dear Members of the Board:

We understand that Elite Information Group, Inc. ("Elite" or the "Company"), The Thomson Corporation ("Thomson" or "Parent") and Gulf Acquisition Corp., a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Parent will cause Merger Sub to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of Elite ("Elite Common Stock"), at a price per share of $14.00 in cash (the "Per Share Amount"), and subsequently merge with and into Elite (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Elite Common Stock not acquired in the Offer will be converted into the right to receive the highest per share cash consideration paid pursuant to the Offer. The terms and conditions of the above-described Offer and Merger (the "Transaction") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Per Share Amount is fair, from a financial point of view, to holders of Elite Common Stock.

Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Elite's Board of Directors and will receive a fee from Elite upon the successful conclusion of the Merger.

In rendering our opinion, we have, among other things:

                1) reviewed the terms of the Agreement in the form of the draft furnished to us by Company legal counsel on April 1, 2003 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the final Agreement);

                2) reviewed Elite's annual report on Form 10-K for the fiscal year ended December 31, 2002, including the audited financial statements included therein;

                3) reviewed certain internal financial and operating information concerning Elite, including standalone projections through December 31, 2003, prepared and furnished to us by Elite management;

                4) participated in discussions with Elite's management concerning the operations, business strategy, current financial performance and prospects for Elite;

                5) discussed with Elite's management its view of the strategic rationale for the Transaction;

                6) reviewed the recent reported closing prices and trading activity for Elite Common Stock;

                7) compared certain aspects of Elite's financial performance with public companies we deemed comparable;

                8) reviewed recent equity research analyst reports covering Elite, including, without limitation, the ThinkEquity Partners February 19, 2003 equity research report covering the Company, and the Stifel, Nicolaus & Company February 19, 2003 equity research report covering the Company;

                9) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

                10) assisted in negotiations and discussions related to the Transaction among Elite, Thomson and their respective financial and legal advisors; and

                11) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Elite management. With respect to the financial projections for the Company examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates as to the future performance of the Company. We have neither made nor obtained an independent appraisal or valuation of any of Elite's assets.

For purposes of this opinion, we have assumed that neither Elite nor Thomson is currently involved in any material transaction other than the Transaction, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion.

Based upon and subject to the foregoing, and subject to the limitations and assumptions below, we are of the opinion that the Per Share Amount is fair, from a financial point of view, to holders of Elite Common Stock.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Elite in connection with its consideration of the Agreement and does not constitute a recommendation to any Elite shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Solicitation/ Recommendation Statement on Schedule 14D-9 and, if required, the Proxy Statement, in each case to be distributed to Elite shareholders in connection with the Transaction.

                                         Sincerely,

                                         /s/ BROADVIEW INTERNATIONAL LLC

                                         Broadview International LLC

                                       B-2